FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X              Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of Final Terms dated 02 December 2022
Exhibit No. 2	Publication of a Prospectus dated 07 December 2022
Exhibit No. 3	TR-1: Notification of Major Holdings dated 21 December 2022
Exhibit No. 4	Total Voting Rights and Capital dated 30 December 2022

Exhibit No. 1

NatWest Group plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 2 December 2022 (the "Final Terms") for NatWest Group plc ("NatWest Group") £650,000,000 7.416% Fixed to Fixed Rate Reset Tier 2 Notes due 6 June 2033 (ISIN: XS2563349765) (the "Notes") issued under the £40,000,000,000 Euro Medium Term Note Programme of NatWest Group (the "Programme").

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 7 December 2021 and the supplemental prospectuses dated 18 February 2022, 29 April 2022,  29 July 2022, 26 September 2022 and 28 October 2022 relating to the Programme, (together, the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/4982I_1-2022-12-2.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc - 2138005O9XJIJN4JPN90

Exhibit No. 2

NatWest Group plc

Publication of Prospectus

The following prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 7 December 2022.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9743I_1-2022-12-7.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

Paul Pybus
Head of Debt Investor Relations
Tel: +44 (0) 7769161183

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 3

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:				NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name				The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)				London, England
4. Full name of shareholder(s) (if different from 3.)v
Name				The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)				London, England
5. Date on which the threshold was crossed or reachedvi:				20 December 2022
6. Date on which issuer notified (DD/MM/YYYY):				21 December 2022
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	45.97%		45.97%	38,657,715,748
Position of previous notification (if applicable)	46.91%		46.91%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71	17,772,442,084	45.97%

SUBTOTAL 8. A	17,772,442,084	45.97%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	45.97%	45.97%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (45.97%), has been calculated following the disposal by HMT of 89,594,956 ordinary shares in NWG since its last TR-1 notification on 20 September 2022, under HMT's trading plan announced on 22 July 2021 and extended on 22 June 2022.

Place of completion	London, England
Date of completion	20 December 2022

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 4

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 30 December 2022.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights – 30 December 2022
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	9,672,012,839	4	38,688,051,356
Ordinary Shares of £1.0769* held in treasury	114,011,084	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,786,507,063		38,689,983,916

*Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 38,689,983,916 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 December 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary